CREAM MINERALS LTD.
Suite 1400 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1
Telephone:  (604) 687-4622 Fax:  (604) 687-4212

(the “Company”)

INFORMATION CIRCULAR

Date

As at July 31, 2007, except as otherwise indicated.

Revocability of Proxy

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s duly authorized attorney in writing or, if the registered shareholder is a corporation, under its corporate seal and by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be in writing duly executed bearing a later date and delivered either to Computershare Investor Services Inc. or to the registered office of the Company, Suite 1400, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.  In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder’s Shares.  A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

Persons Making the Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by the management of CREAM MINERALS LTD. (the "Company") for use at the annual general meeting of the Company to be held on September 21, 2007 (the “Meeting”), and at any adjournments thereof.

Unless the context otherwise requires, references to the Company include the Company and its subsidiaries, if any.  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  The cost of solicitation will be borne by the Company.

Proxy Instructions

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

Voting By Proxy

Common shares of the Company (the “Shares”) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Annual and Special General Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

A proxy will not be valid unless completed, signed, dated and delivered to the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax to 1-(866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Registered and Non-Registered Holders

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form, as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners".  If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as set out herein, no Director or executive officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

Voting Securities and Principal Holders of Voting Securities

The Company is authorized to issue an unlimited number of common shares without par value (“Shares”) of which 44,208,809 were issued and outstanding as at July 31, 2007.  The holders of Shares are entitled to one vote for each Share held.  Holders of Shares of record at the close of business on August 13, 2007, will be entitled to receive notice of and vote at the Meeting.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all Shares of the Company, except the following:

Name	No. of Shares Owned or Controlled	Percentage of Outstanding Shares
Frank A. Lang	10,941,187	24.75%

Election of Directors

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at six (6).

The Company is required to have an Audit Committee.  The Company also has a Corporate Governance and Compensation Committee.  Committee members are as set out below (see “Corporate Governance Disclosure”).

Management of the Company proposes to nominate each of the following persons for election as a Director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Shares beneficially owned or (directly/indirectly) controlled (1)
FRANK A. LANG West Vancouver, BC President, CEO & Director	President & CEO of Cream Minerals Ltd.	Served as a director since 1966	5,450,580/4,661,607 (2)
ARTHUR G. TROUP West Vancouver, BC Director and Vice President Exploration	President & CEO of Sultan Minerals Inc.	Served as a director since 1989	192,400/121,000 (3)
SARGENT H. BERNER Vancouver, BC Director	Businessman	Served as a director since 1987	213,500
FERDINAND HOLCAPEK Durango, Durango, Mexico Director	Sole Administrator and Director General of Cream Minerals de Mexico S.A. de C.V.	Served as a director since October 2001	2,277,037
ROBIN M. MERRIFIELD North Vancouver, BC Director	Chartered Accountant providing financial and general management consulting services internationally and locally to the mining industry	Served as a director since September 2004	NIL
C. DOUGLS LANG Campbell River, BC Director	Certified General Accountant providing financial and management services to local governments in British Columbia and companies in the junior mining industry	Served as a director since May 2006	52,540

 (1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at July 31, 2007, based upon information furnished to the Company by individual Directors.  Unless otherwise indicated, such Shares are held directly.

(2)

Of these Shares, 4,950, 1,366,254 and 3,383,403 are held indirectly in the names of Mark Management Ltd., Dauntless Developments Ltd. and Lang Mining Corporation respectively, three private companies controlled by Frank A. Lang.

(3)

Of these Shares, 90,000 are held in the name of Istana Investments Ltd., a private company controlled by Arthur G. Troup, and 31,000 are held in an RRSP account.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

Except as provided herein, to the knowledge of the Company, no proposed director:

(a)

Is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Executive Compensation

The following table (presented in accordance with National Instrument 51-102) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Instrument) in respect of each of the individuals comprised of the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) and the other four most highly compensated executive officers of the Company as at March 31, 2007, whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively “the Named Executive Officers”).

Summary Compensation Table

Annual Compensation	Long Term Compensation
Awards	Payouts
Name and Principal Position	Year	Salary(4) - Bonus - Other Annual Compensation ($) ($) ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
Frank A. Lang President and Chief Executive Officer	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	85,000 (1) 30,000 (1) 30,000 (1)	Nil Nil 750,000 (2) (3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Shannon M. Ross Chief Financial Officer	2007 2006 2005	17,042 (5) 22,556 (5) 16,930 (5)	Nil Nil Nil	Nil Nil Nil	Nil 120,000 (4) NIL	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Management fees are paid to Lang Mining Corporation, a private company controlled by Mr. Lang, for his services as President and CEO of the Company.  No other fees are paid directly or indirectly for his services.  (See also “Management Contracts” below).

(2)

Of these, 250,000 were granted August 3, 2005, exercisable at $0.165 per share, expiring August 3, 2010.

(3)

Of these, 500,000 were granted October 28, 2005, exercisable at $0.50 per share, expiring October 28, 2010.

(4)

Granted August 3, 2005, exercisable at $0.165 per share, expiring August 3, 2010.

(5)

Paid by LMC Management Services Ltd. (See “Management Contracts” below)

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid.

Option Grants During the
Most Recently Completed Financial Year

There were no stock options granted under the Company's stock option plan during the most recently completed financial year to the Named Executive Officers.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officers exercised the following options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
Frank A. Lang	170,000	54,400	600,000	147,500
Shannon M. Ross	Nil	N/A	270,000	59,400

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has an equity compensation plan in the form of a stock option plan (the “Plan”), which was implemented by the Board of Directors of the Company effective May 16, 2003, and was approved by the TSX Venture Exchange and the shareholders of the Company.  The Plan is administered by the Directors of the Company, and was established to assist the Company in attracting, retaining and motivating Directors, officers and employees of the Company and of its subsidiaries and to closely align the personal interests of such Directors, officers and employees with those of the shareholders by providing them with the opportunity, through stock options, to acquire Shares in the capital of the Company.  The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the two week average trading price of the Shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, less the maximum discount permitted under the regulations of such stock exchange or such other price as may be agreed to by the Company and approved by such stock exchange.

The Company granted an aggregate 200,000 stock options to the Directors during the most recently completed financial year.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	4,979,900	$0.417	237,368
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	4,979,900	$0.417	237,368

(1)

The only “equity compensation plan” in place is the Company’s stock option plan.  See “Compensation of Directors” at Item 8 above.

(2)

As at July 31, 2007.

Indebtedness of Directors and Executive Officers

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

Interest of Informed Persons in Material Transactions

An informed person is one who generally speaking is a director or executive officer or is a 10% shareholder of the Company.  To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as set out herein.

Frank A. Lang (Director since October 1966)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by the President of the Company.  Lang Mining receives a management fee of $10,000 per month for the services of an officer and director.  In the year ended March 31, 2007, $85,000 was paid to Lang Mining.

Services Agreement with LMC Management Services Ltd. (“LMC”)

Commencing August 3, 2001, the Company entered into a Shareholder and Operating Agreement (the “Services Agreement”) to be provided with management, administrative, geological and other services by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  As at March 31, 2007, the Company had a receivable from LMC of $11,999 for performing administrative, geological and management functions on behalf of the

Company.  The Services Agreement requires that the Company maintain three months of working capital with LMC.  During the most recently completed financial year, the sum of $232,638 was paid to LMC for performing administrative, geological and management functions on behalf of the Company.

Consulting fees of $17,500 were paid to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, for consulting services during the year.  These were paid through LMC.

Ferdinand Holcapek (Director since October 2001)

Fees are paid to Ferdinand Holcapek by the Company’s subsidiary in Mexico at a rate of US$8,500 per month for administrative and geological services.  During the year ended March 31, 2007, the Company’s subsidiary paid Mr. Holcapek a total of US$102,000 for services rendered.

Casierra Diamond Property, Sierra Leone

In February 2005, the Company entered into an agreement (the “Agreement”) with Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”), (collectively, Casierra”) to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

Under the terms of the Agreement, the Company had the option to earn up to a 70% interest in the property by completing the following exploration expenditures and making the following share issuances:

Firstly, the Company had the right to earn an undivided 51% interest in the property by issuing a total of 200,000 common shares, which were issued.  Exploration costs of not less than US$500,000 were to be incurred on the properties by March 16, 2006, which were incurred.

Secondly, an additional 19% undivided interest was acquired by the issuance of an additional 300,000 common shares, after completing an additional US$300,000 in exploration expenditures, which were incurred prior to the issuance of the common shares on June 13, 2006.

Finally, the Agreement requires that a joint venture be formed between the parties whereby each party will contribute to further expenditures on the property in accordance with its interest.

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

Mr. Benjamin Ainsworth, consultant to the Company, and Mr. Frank A. Lang, President and CEO, and a director of the Company, are significant shareholders in CDC.  Mr. Lang holds approximately 33% of the issued and outstanding shares of CDC.

Stock Option Grants to Insiders Subsequent to Most Recent Financial Year

Subsequent to March 31, 2007, Cream granted a total of 1,855,000 incentive stock options to directors, officers, employees and consultants of the Company, exercisable over a five-year period expiring April 18, 2012, at a price of $0.50 per share.  The stock options were issued in accordance with the Company’s stock option plan approved by the Company’s shareholders on September 20, 2006, and are subject to vesting provisions over an 18-month period from the date of grant.  Of the 1,855,000 incentive stock options granted, 1,085,000 were granted to Insiders of the Company which included an aggregate 450,000 granted to the Named Executive Officers of the Company.

Appointment of Auditor

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Morgan & Company, Chartered Accountants, of Suite 1488, 700 Georgia Street West, Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Management Contracts

The Company has a Shareholder and Operating Agreement with LMC Management Services Ltd., whereby management, administrative, geological and other services are provided by LMC, a private company held jointly by the Company and other public companies, formed to provide services at cost to the various public entities currently sharing office space with the Company.  See “Interest of Informed Persons in Material Transactions - Services Agreement” above for further information.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices.

Independence of Members of Board

The Company's Board currently consists of six directors, three of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110.  Robin M. Merrifield, C. Douglas Lang and Sargent H. Berner are independent.  Frank A. Lang is not independent as he is the President and CEO of the Company.  Arthur G. Troup is not independent as he is a senior officer of the Company.  Ferdinand Holcapek is not independent as he is the Sole Administrator and Director General of the Company’s sole wholly owned subsidiary.

Management Supervision by Board

The size of the Company is such that all the Company’s operations are conducted by a small management team which is also represented on the Board.  The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management.  The Company is actively looking for other independent directors as board members.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in Schedule "A" attached to this Information Circular.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1.

information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies;

2.

access to recent, publicly filed documents of the Company;

3.

access to management ; and

4.

information regarding .

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations.  Board members have full access to the Company's records.

Ethical Business Conduct

The Board has adopted a Code of Conduct (the "Code") that is currently under revision and will be posted on its website at www.creamminerals.com and under the Company's profile at www.sedar.com.  The Board has instructed its management to abide by the Code and to bring any breaches of the Code to the attention of the Board or the Corporate Governance and Compensation Committee.  The Corporate Governance and Compensation Committee also conducts an annual review of the performance of Company personnel under the Code with a view to making any required changes in Company practice or policy to enhance compliance with the Code.  The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Corporate Governance and Compensation Committee has responsibility for identifying potential Board candidates.  The Corporate Governance and Compensation Committee assess potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.  Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.  The Corporate Governance and Compensation Committee is cognisant of the need for additional independent directors and the Company is actively seeking qualified candidates.

Compensation of Directors and the CEO

The Corporate Governance and Compensation Committee has responsibility for reviewing compensation for the directors and senior management.

To determine compensation payable, the Corporate Governance and Compensation Committee review compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company.  In setting the compensation, the independent Corporate Governance & Compensation Committee annually review the performance of the CEO in light of the Company's objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted.  As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Audit Committee

The Audit Committee of the Board endeavours to facilitate effective Board decision-making by providing recommendations to the Board on matters within its responsibility.  The Board believes that the Audit Committee assists in the effective functioning of the Board.

The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders.  The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public.  The Audit Committee meets periodically in private with the Company's external auditors to discuss and review specific issues as appropriate.  Currently, the members are: Sargent H. Berner, Robin M. Merrifield and C. Douglas Lang.

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes.  Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels.  The Committee’s primary duties and responsibilities are to:

•

Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•

Review and appraise the performance of the Company’s external auditors.

•

Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise.  All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)

Review and update this Charter annually.

(b)

Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)

Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)

Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)

Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)

Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e)

Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g)

Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors.  The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.

such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)

In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b)

Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)

Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)

Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)

Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)

Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)

Review certification process.

(j)

Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Robin M. Merrifield	Independent (1)	Financially Literate (1)
Sargent H. Berner	Independent (1)	Financially Literate (1)
C. Douglas Lang	Independent (1)	Financially Literate (1)

(1)

As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2007	17,500	NIL	1,690	NIL
2006	11,400	3,300	600	NIL

Particulars of Matters to be Acted Upon

(a)

Amendment of Stock Option Plan

The Company's Stock Option Plan (the "Plan") provides that a total of 7,752,268 shares are reserved for issuance upon exercise of stock options granted under the Plan, of which the Company has granted 7,525,900 and cancelled 11,000 leaving a balance of 237,368 available for reservation.  .

It is proposed that the Plan be amended to increase the number of shares reserved for issuance under the Plan from 7,752,268 to that number of shares that is equal to 20% of the Company’s issued and outstanding shares as at the date of the Annual General Meeting.  If the amendment is approved, the increased number of available options will facilitate the Company's search for and retention of senior management and to provide incentive to the Company's employees, officers and directors.

Under the amended Plan, the number of shares which may be reserved for issuance:

(a)

to all optionees under the Stock Option Plan in aggregate shall not exceed 20% of the current issued and outstanding share capital;

(b)

to all insiders as a group may not exceed 20% of the issued shares; and

(c)

to any one individual may not exceed:

(i)

5% of the issued shares on a yearly basis; and

(ii)

2% of the issued shares on a yearly basis if the optionee is engaged in investor relations activities or is a consultant.

The full text of the amended Plan will be available for review at the Meeting.

Accordingly, at the Meeting, shareholders will be asked to pass a resolution in the following form:

"UPON MOTION IT WAS RESOLVED that the Company approve the amendment of the Plan to increase the number of shares reserved for issuance under the Plan from 7,752,268 to that number of shares that is equal to 20% of the Company’s issued and outstanding shares as at the date of the Annual General Meeting ".

Since the amended Plan also permits the directors to reserve up to 20% of the issued shares of the Company under options granted to insiders as a group, the Company must obtain approval of a majority of the shareholders at the Meeting, excluding insiders and their associates, (the "disinterested shareholders") to such specific term of the amended Plan.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Accordingly, at the Meeting, disinterested shareholders will be asked to pass a resolution in the following form:

"UPON MOTION IT WAS RESOLVED by the disinterested shareholders that the directors have the discretion under the amended Plan to reserve common shares for issue upon exercise of stock options to all optionees who are insiders in aggregate of a maximum of 20% of the issued shares of the Company".

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company at (604) 687-4622 to request copies of the Company’s financial statements and related MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year, which are filed on SEDAR and available at www.sedar.com.

Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The content of this Information Circular and its distribution to to shareholders has been approved by the Company’s Board of Directors.

Certificate

The foregoing contains no untrue statements of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, this 24th day of August, 2007.

/s/ Frank A. Lang

/s/ Shannon M. Ross

Frank A. Lang, BA, MA., P.Eng.

Shannon M. Ross, CA
President & CEO

Corporate Secretary & Chief Financial Officer

Schedule “A”

This Schedule “A” lists the participation of the directors of the Company in other reporting issuers.

Name of Director	Name of Reporting Issuer
Frank A. Lang	Director of: Aurizon Mines Ltd. Director and executive officer of: Acrex Ventures Ltd., Sultan Minerals Inc. and Aurifer Capital Corp.
Sargent H. Berner

Director of:  Titan Logix Corp. (formerly Titan Pacific Resources Corp.), Sultan Minerals Inc., ValGold Resources Ltd., Emgold Mining Corporation, Canadian Small Cap Resource Fund 2006 No.1 and No.2 Limited Partnerships, NovaDX Ventures Corp. (formerly NovaDx International Inc.), Pacific Ridge Exploration Ltd., Bordeaux Energy Inc., Magnate Ventures Inc., Olivut Resources Ltd., Aurizon Mines Ltd. and Palo Duro Energy Inc.

Corporate Secretary of:  Northern Orion Resources Inc.

Arthur G. Troup	Director of: Altima Resources Ltd., Alder Resources Ltd. And Armadillo Resources Ltd. Director and executive officer of: Acrex Ventures Ltd. and Sultan Minerals Inc.
Ferdinand Holcapek	Not Applicable
Robin M. Merrifield	Director of: Acrex Ventures Ltd. Executive officer of: Uranium One Inc.
C. Douglas Lang	Not Applicable